UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File No. 001-41010

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road, Freehold, New Jersey 07728
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of Cenntro Electric Group Limited on Form F-3 filed on August 10, 2022 (File No. 333-266725) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cenntro Electric Group Limited for the Six Months ended June 30, 2022 and 2021
99.2	Unaudited Interim Condensed Consolidated Financial Statements of Cenntro Electric Group Limited for the Six Months ended June 30, 2022 and 2021
99.3	Press Release dated September 13, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 13, 2022

CENNTRO ELECTRIC GROUP LIMITED

	By:	/s/ Peter Z. Wang
	Name:	Peter Z. Wang
	Title:	Chief Executive Officer